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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          (AMENDMENT NO. ___________)*


                        ALGOS PHARMACEUTICAL CORPORATION
    ------------------------------------------------------------------------
                                (Name of Issuer)



                     COMMON STOCK, PAR VALUE $.01 PER SHARE
    ------------------------------------------------------------------------
                         (Title of Class of Securities)



                                   015869 10 0
                         -------------------------------
                                 (CUSIP Number)



                                NOVEMBER 9, 1998
    ------------------------------------------------------------------------

              (Date of Event Which Requires Filing This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ] Rule 13d-1(b)

          [X] Rule 13d-1(c)

          [ ] Rule 13d-1(d)


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CUSIP No.   015869 10 0
--------------------------------------------------------------------------------

      1.  Names of Reporting Persons.
          I.R.S. Identification Nos.  of above persons (entities only).

          BB BIOTECH AG

--------------------------------------------------------------------------------

      2.  Check the Appropriate Box if a Member of a Group (See Instructions)

          (a)

          (b)

--------------------------------------------------------------------------------

      3.  SEC  Use Only

--------------------------------------------------------------------------------

      4.  Citizenship or Place of Organization

                   Switzerland
--------------------------------------------------------------------------------
 Number of     5.    Sole Voting Power
 Shares Bene-
 ficially                           -0-
 Owned by Each -----------------------------------------------------------------
 Reporting     6.    Shared Voting Power
 Person With:
                                    1,000,000
               -----------------------------------------------------------------
               7.    Sole Dispositive Power

                                    -0-
               -----------------------------------------------------------------
               8.    Shared Dispositive Power

                                    1,000,000

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
      9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,000,000

     10.  Check if the  Aggregate  Amount in Row (11)  Excludes  Certain shares

     11.  Percent of Class Represented by amount in Row (11)

                    5.9%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person (See Instructions)     HC, CO

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                                Page 2 of 9 pages

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CUSIP No.   015869 10 0

--------------------------------------------------------------------------------

      1.  Names of Reporting Persons.
          I.R.S. Identification Nos.  of above persons (entities only).

          BIOTECH TARGET S.A.

--------------------------------------------------------------------------------

      2.  Check the Appropriate Box if a Member of a Group
          (a)
          (b)

--------------------------------------------------------------------------------

      3.  SEC  Use Only

--------------------------------------------------------------------------------

      4.  Citizenship or Place of Organization

                  PANAMA
--------------------------------------------------------------------------------
 Number of     5.    Sole Voting Power
 Shares Bene-
 ficially                           -0-
 Owned by Each -----------------------------------------------------------------
 Reporting     6.    Shared Voting Power
 Person With:
                                    1,000,000

               -----------------------------------------------------------------
               7.    Sole Dispositive Power

                                    -0-

               -----------------------------------------------------------------

               8.    Shared Dispositive Power

                                    1,000,000
--------------------------------------------------------------------------------

      9.  Aggregate Amount Beneficially Owned by Each Reporting Person

                    1,000,000

     10.  Check if the  Aggregate Amount in Row (11) Excludes Certain shares

     11.  Percent of Class Represented by amount in Row (11)

                    5.9%

--------------------------------------------------------------------------------
     12.  Type of Reporting Person

                    CO
--------------------------------------------------------------------------------

                                Page 3 of 9 pages

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ITEM 1.

   (a)    Name of Issuer

              Algos Pharmaceutical Corporation

   (b)    Address of Issuer's Principal Executive Offices

              1333 Campus Parkway
              Neptune, NJ 07753-6815





ITEM 2.


   (a)    Name of Person Filing

              BB Biotech AG ("BB Biotech")
              Biotech Target S.A.  ("Biotech Target")



   (b)    Address of Principal Business Office or, if none, Residence

              BB Biotech                      Biotech Target
              Vordergasse 3                   Swiss Bank Tower
              8200 Schaffhausen               Panama 1
              CH/Switzerland                  Republic of Panama



   (c)    Citizenship

              See Item No. 4 of cover pages.



   (d)    Title of Class of Securities

              Common Stock, Par Value $. 01 Per Share



   (e)    CUSIP Number

              015869 10 0



ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-1(b) OR 240.13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:



   (a) [] Broker or dealer registered under section 15 of the Act
          (15 U.S.C. 78o).



   (b) [] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).


                                Page 4 of 9 pages

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   (c) [] Insurance company as defined in Section 3(a)(19) of the Act
          (15 U.S.C. 78c).



   (d) [] Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).



   (e) [] An investment adviser in accordance with Section 240.13d-1(b)(1)(ii)
          (E);



   (f) [] An employee benefit plan or endowment fund in accordance with Section 240.13d-1(b)(1)(ii)(F);



   (g) [] A parent holding company or control person in accordance with Section 240.13d-1(b)(1)(ii)(G);


   (h) [] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

   (i) [] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

   (j) [] Group, in accordance with Section 240.13d-1(b)(1)(ii)(J).



ITEM 4.   OWNERSHIP

   Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

   (a)    Amount beneficially owned:

              1,000,000

   (b)    Percent of class:

              5.9%

   (c)    Number of shares as to which the person has:

          (i)   Sole power to vote or to direct the vote

                    -0-

          (ii)  Shared power to vote or to direct the vote

                    1,000,000


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          (iii) Sole power to dispose or to direct the disposition of

                    -0-

          (iv)  Shared power to dispose or to direct the disposition of

                    1,000,000


ITEM 5.   OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

   If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].


ITEM 6.   OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.

   Not applicable.


ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

   This statement is filed jointly by BB Biotech and Biotech Target. Biotech Target is a wholly-owned subsidiary of BB Biotech.


ITEM 8.   IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

   Not applicable.


ITEM 9.   NOTICE OF DISSOLUTION OF GROUP

   Not applicable.


ITEM 10.  CERTIFICATION

   By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


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                                   SIGNATURES

   After reasonable inquiry and the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                          BB BIOTECH AG

Date:  November 19, 1998                  By:    /s/ HANS-JOERG GRAF
                                                 -------------------------------
                                          Name:      Hans-Joerg Graf
                                                 -------------------------------
                                                     Signatory Authority


Date:  November 19, 1998                  By:    /s/ DR. VICTOR BISCHOFF
                                                 -------------------------------
                                          Name:      Dr. Victor Bischoff
                                                 -------------------------------
                                                     Vice Chairman and Director


                                          BIOTECH TARGET S.A.

Date:  November 19, 1998                  By:    /s/ DR. ANDREAS BREMER
                                                 -------------------------------
                                          Name:      Dr. Andreas Bremer
                                                 -------------------------------
                                                     Signatory Authority


Date:  November 19, 1998                  By:    /s/ DR. ANDERS HOVE
                                                 -------------------------------
                                          Name:      Dr. Anders Hove
                                                 -------------------------------
                                                     Signatory Authority


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                                  EXHIBIT INDEX

Exhibit 1: Translation of minutes of the October 18, 1995, Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Andreas Bremer).*

Exhibit 2: Translation of minutes of the January 3, 1997 Board of Directors Meeting of Biotech Target (evidencing a power of attorney in favor of Dr. Anders Hove).*

Exhibit 3: Translation of evidence of a power of attorney in favor of Victor Bischoff and Hans-Joerg Graf on behalf of BB Biotech.**

Exhibit 4: Agreement by and between BB Biotech and Biotech Target with respect to the filing of this disclosure statement.

---------------------
* See Powers of Attorney, previously filed as Exhibits 1 and 2 to the Schedule 13D related to Alexion Pharmaceuticals, Inc. filed with the Securities and Exchange Commission on September 18, 1997, which Exhibits are incorporated by reference herein.


** See Power of Attorney, previously filed as an Exhibit 99.E to the Schedule 13D relating to Biogen, Inc. filed with the Securities and Exchange Commission on June 2, 1994, which Exhibit is incorporated by reference herein.


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